UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On June 26, 2002, Placer Dome lodged with the Australian Securities & Investments Commission (the "ASIC") a Sixth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED
SIXTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002 and 24 June 2002 ("**Previous Supplementary Bidder's Statements**"). This Sixth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Target's Statement

On 26 June 2002, the Bidder was given a copy of AurionGold's target's statement in regard to the Offer. A copy of the relevant press release is attached to this Statement as Annexure A.

Dated: 26 June 2002

SIGNED by **STUART MACKENZIE** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 26 June 2002.

Stuart MacKenzie
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 26 June 2002. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.

ANNEXURE A - PRESS RELEASE


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Placer Dome response to AurionGold Target's Statement

Vancouver, Canada, June 26, 2002; Brisbane, Australia, June 26, 2002

AurionGold Limited ("AurionGold") today released its Target's Statement in response to the takeover offer by Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc. ("Placer Dome"). Placer Dome is currently reviewing this document and will respond to AurionGold's shareholders formally by the end of this week.

Jay Taylor, President and Chief Executive of Placer Dome, said:

"We note that AurionGold's Board has recommended that AurionGold shareholders defer acceptance of Placer Dome's offer rather than reject it.

"The fundamental issue here is whether Placer Dome's offer exceeds the underlying value of AurionGold. AurionGold has not provided any guidance to its shareholders on the value of their company. There is no Independent Expert's Report in the Target's Statement and therefore there is nothing to suggest that Placer Dome's offer is anything other than fair and reasonable.

"AurionGold made a number of assertions in its Target's Statement in relation to its shares and those of Placer Dome including risks, production profiles, issues relating to dividends and other such matters. All of these points were well known to, and priced in by, the market and were therefore already factored into Placer Dome's offer."

Jay Taylor commented further that "AurionGold's assertion that the premium in Placer Dome's offer is now 10% wrongly implies that the AurionGold share price, in the absence of Placer Dome's offer, would not have moved in line with global gold indices and gold market sentiment as other gold stocks have done during the course of this offer."

Jay Taylor also noted that "we continue to believe that Placer Dome's offer is a good one and should be accepted by AurionGold shareholders."

Placer Dome's offer is open and capable of immediate acceptance. It is scheduled to close at 7:00pm on 12 July 2002.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC

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FOR ANALYST INQUIRIES PLEASE CONTACT:
Placer Dome
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
Division Director
(61 3) 9635 8360
(61 3) 9635 8333 (fax)

In North America:
George Brack
Macquarie North America Limited
President
(1 604) 605 1760
(1 604) 605 3944 (fax)

FOR MEDIA INQUIRIES PLEASE CONTACT:
Placer Dome
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In North America:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

SHAREHOLDER INFORMATION LINE:

In Australia: 1 800 222 212
International: +61 2 9353 2055

PDG


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Cautionary Note
This press release does not constitute an offer to sell or a solicitation of an offer to purchase any of the Placer Dome securities described herein, which offer or solicitation shall be made only pursuant to the Bidder's Statement and the accompanying Offer. The Offer of Placer Dome securities will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs.

"Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

June 27, 2002